Filed Pursuant to Rule 433

Registration No. 333-138255

November 16, 2006

AMEDISYS, INC.

FINAL TERM SHEET

3,000,000 SHARES OF COMMON STOCK

Issuer:	Amedisys, Inc.

Security:	3,000,000 shares of common stock.

Over-Allotment Option:	450,000 shares of common stock.

Public Offering Price:	$41.50 per share.

Trade Date:	November 17, 2006.

Settlement Date:	November 22, 2006.

Underwriting Commissions:	$6,225,000.

Net Proceeds (before expenses) To Amedisys:	$118,275,000.

Use of Proceeds:	Amedisys will use approximately $43.1 million of the proceeds to pay down and extinguish the term loan portion of its senior secured credit facility with Wachovia Bank, N.A. It will use the remaining proceeds for general corporate purposes, including working capital and possible acquisitions.

Lead Managers:	Raymond James & Associates, Inc. Wachovia Capital Markets, LLC UBS Securities LLC

Co-Managers:	CIBC World Markets Corp. J.P. Morgan Securities Inc.

CUSIP:	023 436 108

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the

Securities and Exchange Commission Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Raymond James & Associates, Inc. toll free at 1-800-248-2586.